Exhibit 4.20

[Unofficial English translation]

Text for signature
Special Collective Agreement

Signed on the 5th day of April 2009

Between:	BLUE SQUARE – ISRAEL LTD.

(hereinafter: “Blue Square”)

And:	BLUE SQUARE CHAIN PROPERTIES & INVESTMENTS LTD.

(hereinafter: “the Company”)

And:	THE NEW GENERAL FEDERATION OF LABOR – HISTADRUT HAMAOF

(hereinafter:  “the Histadrut”)

and THE BLUE SQUARE WORKERS COMMITTEE
(both collectively hereinafter: “the Workers Representation”)

WHEREAS	Blue Square employs employees; and

WHEREAS
A general collective agreement dated February 15, 1982 applies to Blue Square and its employees, which was made between the Central Consumer Cooperative Covenant Cooperative Society Ltd. and the Organization of Clerks, and which was adopted by Blue Square under a special collective agreement date May 28, 1996 (hereinafter: “the General Collective Agreement”), and amendments and additions to the General Collective Agreement and special collective agreements as have been signed from time to time (hereinafter: “the Existing Agreements”); and

WHEREAS	The Company is a subsidiary under the full control of Blue Square; and

WHEREAS	An agreement was made between Blue Square and the Company in regard to the transfer of Blue Square’s assets to the Company; and

WHEREAS
For purposes of implementing the agreement for the transfer of assets it was agreed that Blue Square would be entitled to transfer Blue Square employees – in whole or in part – to being employees of the Company, all under the conditions as set forth below; and

WHEREAS	Blue Square and the Workers Representation have agreed on the giving of a salary supplement to the employees who are employed and/or who will in the future be employed under the Collective Agreement;

Now therefore it is agreed and stipulated as follows:

1.	The preamble to this Agreement constitutes an integral part hereof.

Transfer of employees

2.
If and to the extent that Blue Square should decide to transfer its employees – in whole or in part – to being employees of the Company (hereinafter: “the Transferred Employees”) the Transferred Employees will move over, on the day to be specified by Blue Square for their transfer (hereinafter: “the Day of Transfer”) to being employees of the Company, and they will be employees of the Company from the Day of Transfer onwards, save and except the employees who will be mentioned in a schedule to be sent to the Workers Representation.

3.
The Company and the Workers Representation will become parties, commencing from the Day of Transfer, to the Existing Agreements in a manner whereby the Existing Agreements will apply to the Company and to the Transferred Employees and to the remaining parties to this Agreement, to whatever extent is necessary, as though such agreements were made from the outset between the Company and the Workers Representation, including revisions and updates and/or alterations that may be made in the future, from time to time.

4.
The seniority of the employees who were transferred to the Company on the Day of Transfer will be the same as their seniority at Blue Square immediately prior to the Day of Transfer, as appearing in the books of Blue Square.

5.
The Company will be responsible to the Transferred Employees for all their rights in respect of the period of their employment at Blue Square up to the day of transfer, as such rights exist on such day and in accordance with the records in the books of Blue Square, and as if the Transferred Employees had continued their employment at Blue Square after the Day of Transfer (hereinafter: “the Accumulated Rights”).  Blue Square will be a guarantor to the Transferred Employees in respect of the Accumulated Rights, and by its signing this Agreement it confirms its aforesaid guarantee.

6.
Nothing in this Agreement shall adversely affect the rights of any of the employees of Blue Square who perform their work in the scope of a personal contract nor will this Agreement add rights for any of them in excess of what is stated in the aforesaid personal contracts.

7.	A list of the Existing Agreements is attached to this Agreement as an integral part hereof and is marked “A”.

Salary increment

8.	The employees will be given a salary increment at a rate of 4% on the basic salary (hereinafter: “the Salary Increment”).
9.
The Salary Increment will be given to each employee after he has completed or in the future completes 24 months of his employment, and will be paid to each employee commencing from the 25th month of his employment onwards.

10.	The Salary Increment will be paid commencing from the salary for the month of April 2009.

11.
The salary tables will be updated accordingly, and will be in force commencing from April 1, 2009.  The updated salary tables are attached to this special collective agreement as Appendix “B” and constitute an integral part hereof.

12.
It is agreed by the parties that the Salary Increment will not be taken into account for purposes of calculating the topping-up of a minimum wage within the meaning thereof under the Minimum Wage Law, 5747-1987, and accordingly the salary element known by the name of “ranking increment” will not be reduced and/or will not be affected upon payment of the Salary Increment or upon updating of the minimum if and to the extent that it is updated up until March 31, 2010.

13.
In addition, no other salary increments which are paid to the employees will be affected upon payment of the Salary Increment in accordance with this Agreement, but it is clarified that nothing in the foregoing shall prevent Blue Square and/or the Company from updating the other salary increments in the future upon a change occurring in the circumstances of the employment of the employee, as is customary at present at Blue Square and/or in accordance with the Existing Agreements.

14.
It is clarified and agreed that the Salary Increment will constitute salary for all intents and purposes and it will be taken into account for purposes of calculating value of an hour for the purpose of payment of incentive salary, seniority, special standby and split, and for purposes of social payment contributions, and any other contribution customarily made with respect to the combined salary.

15.
For the avoidance of doubt it is expressly clarified that the Salary Increment will be paid only to employees who are employed under the collective agreement and it is not the Company’s intention to make it applicable to employees who are signatories to personal contracts.

16.
The Workers Representation declares that the Salary Increment given pursuant to this Agreement constitutes full compliance with all their claims for a salary increment for the next two years commencing April 1, 2009, in the course of which the Workers Representation undertakes to maintain industrial peace at Blue Square and/or at the Company on matters regulated by this Agreement.

17.
All the collective agreements, the collective arrangements which are practiced and which apply to the parties at the date of signing of this special Collective Agreement remain in force and will continue to apply subject to the changes in this Agreement.

18.	The parties agree to register this Agreement as a collective agreement in accordance with the Collective Agreements Law, 5717-1957.

/s/ David Wiessman, Zeev Vurembrand	/s/ Reuven Perry
Blue Square – Israel Ltd.	New General Federation of Labor –
Histadrut Hamaof

/s/ David Wiessman, Zeev Vurembrand	/s/ Eyal Eli
Blue Square Chain	Blue Square Workers Committee
Properties & Investments Ltd.
Eyal Eli
Chairman of Workers Committee